UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number 000-30862

CERAGON NETWORKS LTD.
(Translation of registrant’s name into English)

Nitzba City, Plot 300, Bldg. A, 7th floor, Rosh Ha’ayin, Israel,

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless transport (the “Company”), announces that on May 27, 2021, the District Court of Tel-Aviv (Economic Department) (the “Court”) ruled to certify the lawsuit filed against the Company in 2015, as a class action, which action is yet to be litigated in Court;  On January 6, 2015, the Company was served with a motion (the “Motion”) to approve a purported class action, naming the Company, its Chief Executive Officer and its then-serving directors as defendants. The purported class action alleges breaches of duties by making false and misleading statements in the Company’s SEC filings and public statements. The plaintiff seeks specified compensatory damages in a sum of up to $75 million, as well as attorneys’ fees and costs.

When approving the Motion, the Court narrowed-down the group that may be represented by the plaintiff in the class action. Additionally, the Court has also limited the scope of the damage that allegedly could have been caused, consequently, significantly reducing the overall exposure under the class action, even if accepted.

The Company is still examining this ruling, and will consider filing an appeal with the competent court to revert it and intends to aggressively oppose the class action, if the ruling is not reverted.

The steps to be taken by the Company in this respect are coordinated with the D&O insurance carriers, who covered the Company and its directors and officers at the relevant period.

The information contained in this Report on Form 6-K is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CERAGON NETWORKS LTD.

Date: June 1, 2021	By:	/s/ Ira Palti

Ira Palti Chief Executive Officer